

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

via fax (206) 701-2218

November 29, 2010

Brian C. Henry
Chief Financial Officer and
Executive Vice President
Cray Inc.
901 Fifth Avenue, Suite 1000
Seattle, WA 98164

   Re: **Cray Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed March 16, 2010

Dear Mr. Henry:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

       Sincerely,

       Kathleen Collins
       Accounting Branch Chief